

Mail Stop 6010

June 30, 2008

VIA U.S. MAIL and FACSIMILE: (402) xxx-xxxx

Mr. Kevin S. Herrmann
Chief Financial Officer
4350 McKinley Street
Omaha, NE 68112

      RE: **Ballantyne of Omaha, Inc.**
                Form 10-K for the fiscal year ended December 31, 2007
                Filed April 1, 2008
                Form 8-K/A filed December 28, 2007
                Filed April 1, 2008
                File No. 001-13906

Dear Mr. Herrmann:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Critical Accounting Policies, page 19

1.   Tell us and revise future filings to clearly disclose your accounting for
      consignment inventory, including how the inventory is reflected in your financial
      statements, how you record fees or other income from customers for the use of
      these assets, and your impairment policies. In addition, indicate the literature you
      relied on for your accounting treatment. The significant sale of consigned
      inventory should be discussed in MD&A.

Financial Statements

Consolidated Balance Sheets, page 35

2.   We note that you have disclosed "Recoverable income taxes" on your balance
      sheet. Please tell us and disclose in future filings the nature of this tax asset. We
      note that you also have a deferred taxes asset recorded on your balance sheet.

Statements of Operations, page 36

3.   We note that your equity in loss of joint venture of $245,703 is material to your
      statements of operations for fiscal 2007. Please tell us how you complied with the
      requirements to file separate financial statements for your equity investment under
      Rule 3-09 of Regulation S-X.

Note 1. I. Revenue Recognition, page 41

4.   Please tell us whether you have any additional performance obligations after your
      products are delivered and revenue is recognized such as installation or training.
      If your products are components of an integrated system as discussed on page 5
      tell us and disclose in future filings how you recognize revenue for each of the
      components and how you determine when all the requirements are met for
      revenue recognition. Refer to SAB Topic 13A. In addition, tell us how you
      determine objective and reliable evidence of the fair value of the undelivered
      elements when you apply EITF 00-21.

Note 4. Investment in Digital Link II Joint Venture, page 47

5.   We note that you have a 44.4% membership interest in a joint venture called
      Digital Link II. We also note that when the joint venture was formed or shortly
      thereafter, the Company tendered $6.2 million in assets to the JV, which was in

excess of half the JV's assets at the reporting date. Please tell us how you determined that you are not the primary beneficiary as defined by FIN 46.

Note 6. Acquisition of Marcel Desrochers, Inc. page 48

6.   We note the discussion on page 48 that the assets and liabilities assumed in the acquisition of Marcel Desrochers were recorded at estimated fair values as determined by Company's management based on information currently available and preliminary independent appraisals. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Form 10-Q as of March 31, 2008

Note 6. Investments, page 12

7.   We note the discussion on page 12 that you determined that your auction rate securities have significant unobservable inputs (Level 3). You disclose that you have used a cash flow model to determine fair value with several inputs. Please tell us and revise future filings to disclose the significant inputs and assumptions used to determine these values. Please refer to the disclosures section of SFAS 157 paragraph 33(c). In addition, tell us how your estimated value using the cash flow model would compare to the estimate amount you would receive if you were to sell the securities in the market today.

8.   We note that your impairment to the fair value of your auction rate securities was deemed temporary and that you recorded an unrealized loss within other comprehensive income (loss). We also note the discussion that you cannot predict how long the current imbalance in the auction-market will continue. Please tell us how you determined that the impairment is temporary and why you did not consider the impairment to be other than temporary. Your response should address your intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in market value. Refer to SAB Topic 5.M. and paragraph 16 of SFAS 115.

9.   In future filings, disclose the maximum contractual default rate and the current interest rate on these securities at the end of each period.

Liquidity and Capital Resources, page 26

10. We note the discussion on page 26 that to determine the fair value of the auction-rate securities, a third party valuation was performed using a cash flow model that required management to make certain projections and assumptions that would be used by market participants in the pricing of auction-rate securities. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Form 8-K/A filed on 12/28/07

11. We note that the purchase price allocation included in Exhibit 99.2 of the Form 8-K/A filed on December 28, 2007 for the Marcel Desrochers Inc. acquisition is significantly different than the allocation on page 48 of your Form 10-K, particularly related to identifiable intangible assets. Please tell us the reason for the significant differences in these two allocations.

12. We note that Exhibit 99.4 of the Form 8-K/A filed on December 28, 2007 provides audited Financial Statements for the Marcel Desrochers Inc. acquisition for one year. Please tell us how your presentation complies with Rule 3-05 of Regulation S-X, which would appear to require audited financial statements for two years.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions.

Sincerely,

Brian Cascio
Accounting Branch Chief